VIA EDGAR

November 9, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn: Mr. Tyler Howes

Re:	Elevai Labs, Inc.
File No. 333-274755
Registration Statement on Form S-1, as amended

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Univest Securities, LLC, acting as representative of the underwriters, hereby joins Elevai Labs, Inc. in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on November 13, 2023, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated September 29, 2023, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that it has complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Univest Securities, LLC

By:	/s/ Edric Guo
Name:	Edric Guo
Title:	CEO